Filed by Hudson City Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Hudson City Bancorp, Inc.

Commission File Number: 0-26001

Hudson City Bancorp, Inc. sent the following letter to Hudson City employees on August 27, 2012:

To:	All Employees

From:	Ronald E. Hermance, Jr., Chairman and CEO

Denis J. Salamone, President and COO

Date:	August 27, 2012

We wanted to tell you that today we announced the signing of a definitive agreement for Hudson City Bancorp and M&T Bank Corporation to merge.

We were drawn to discussions with M&T because we heard from the start that they value our team, working with our customers, selling the combined suite of products. In fact, their business model is very similar to what we were planning to become and what we were just beginning to develop.

As you know, we recently embarked on a diversification of our product lines and our balance sheet. We believe that our merger with M&T will accelerate that transformation and bring a greater range of products and services to our customers and our communities. For our employees, we believe the merger of our two great companies will provide even greater career opportunities over time.

M&T is one of the strongest and best performing banks in the U.S. with assets of almost $81 billion and 735 branches making them the 16th largest domestic bank. Their business is concentrated in New York State and the mid-Atlantic states of Virginia, Maryland, Delaware and Pennsylvania. The transaction will create the premier community banking franchise in the eastern United States and the leading Northeast/Mid-Atlantic regional bank. Our footprint in New Jersey and communities surrounding New York City, will be a key component of the combined entity and a leading financial institution in the metro New York area. M&T will acquire all of our 135 branches with minimal overlap. An important element of the overall strategy of the combined bank will be to grow both the deposit and lending businesses of our bank.

We are very proud of each of you. It is because of your success that we have become an attractive partner to M&T, an institution where we have the prospects of growing together on behalf of all of us and the communities we serve.

We will continue to communicate with you on the progress of our planned merger. If approved by both banks’ shareholders and applicable regulators, the merger is expected to be finalized in the second quarter of 2013.

We invite you to join us in a conference call this afternoon, August 27th at 4:00 pm, to hear more about our announcement. You may join the conference call by dialing 1-888-802-8577. The conference ID is 25231932.

Thank you for your hard work and continued loyalty. We look forward to working with you on this milestone event in our history.

FORWARD LOOKING STATEMENTS

This letter contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Hudson City’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Hudson City’s reports filed with the SEC and those identified elsewhere in this letter, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Hudson City and M&T shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the M&T and Hudson City businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information

In connection with the proposed merger, M&T will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Hudson City and M&T and a prospectus of M&T, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF HUDSON CITY AND M&T ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Hudson City and M&T, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading “Investor Relations” and from M&T at www.mtb.com under the tab “About Us,” then under the heading “Investor Relations,” and then under the heading “SEC Filings.” Copies of the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to M&T’s Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

Hudson City and M&T and certain of their directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Hudson City and M&T in connection with the proposed merger. Information about the directors and executive officers of Hudson City and their ownership of Hudson City common stock is set forth in the proxy statement for Hudson City’s annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2012. Information about the directors and executives of M&T and their ownership of M&T common stock is set forth in the proxy statement for M&T’s 2012 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 7, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.